Exhibit 11
KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
December 31, 2003	December 31, 2002

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$2,128	$3,899	$6,027	$ 2,136	$ 3,885	$ 6,021
Undistributed earnings (loss)	208	369	577	(3,851)	(6,779)	(10,630)

Net Income (Loss)	$2,336	$4 ,268	$6,604	$(1,715)	$(2,894)	$(4,609)

Average Basic Shares Outstanding	13,728	24,371	38,099	13,790	24,273	38,063

Basic Earnings (Loss) Per Share	$0.17	$0.18		$(0.12)	$(0.12)

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$2,128	$3,908	$6,036	$ 2,136	$ 3,890	$ 6,026
Undistributed earnings (loss)	204	364	568	(3,850)	(6,785)	(10,635)

Net Income (Loss)	$2,332	$4,272	$6,604	$(1,714)	$(2,895)	$(4,609)

Average Diluted Shares Outstanding	13,728	24,423	38,151	13,790	24,302	38,092

Diluted Earnings (Loss) Per Share	$0.17	$0.17		$(0.12)	$(0.12)

Included in the diluted earnings per share computation are 52,000 and 29,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended December 31, 2003 and 2002, respectively. Also included in the diluted earnings per share computation are $9,000 and $5,000 of Class B assumed dividends payable on those dilutive shares for the three months ended December 31, 2003 and 2002, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, 1,067,000 out of 2,741,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, all 3,029,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation.

(Unaudited)	(Unaudited)
Six Months Ended	Six Months Ended
December 31, 2003	December 31, 2002

(Amounts in Thousands, Except per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$4,256	$7,798	$12,054	$ 4,276	$7,765	$12,041
Undistributed earnings (loss)	(855)	(1,517)	(2,372)	(4,368)	(7,684)	(12,052)

Net Income (Loss)	$3,401	$ 6,281	$ 9,682	$ (92)	$ 81	$ (11)

Average Basic Shares Outstanding	13,733	24,358	38,091	13,790	24,263	38,053

Basic Earnings (Loss) Per Share	$0.25	$0.26		$(0.01)	$0.00

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$4,256	$7,808	$12,064	$ 4,276	$7,772	$12,048
Undistributed earnings (loss)	(858)	(1,524)	(2,382)	(4,368)	(7,691)	(12,059)

Net Income (Loss)	$3,398	$ 6,284	$ 9,682	$ (92)	$ 81	$ (11)

Average Diluted Shares Outstanding	13,733	24,392	38,125	13,790	24,286	38,076

Diluted Earnings (Loss) Per Share	$0.25	$0.26		$(0.01)	$0.00

Included in the diluted earnings per share computation are 34,000 and 23,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the six months ended December 31, 2003 and 2002, respectively. Also included in the diluted earnings per share computation are $10,000 and $7,000 of Class B assumed dividends payable on those dilutive shares for the six months ended December 31, 2003 and 2002, respectively. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, 1,140,000 out of 2,832,000 stock options outstanding were antidilutive and were excluded from the dilutive calculation. For the prior year period, all 3,028,000 stock options outstanding were excluded from the dilutive calculation.